Exhibit 99.28.D.II

APPENDIX A to the ADVISORY AGREEMENT
between
Cambria Investment Management, LP
And
Cambria ETF Trust

As of: February 5, 2018

Fund	Fee Rate	Effective Date
Cambria Global Income and Currency Strategies ETF	0.69%	May 2, 2013
Cambria Shareholder Yield ETF	0.59%	May 2, 2013
Cambria Foreign Shareholder Yield ETF	0.59%	September 10, 2013
Cambria Sovereign Bond ETF	0.59%	December 10, 2013
Cambria Global Momentum ETF	0.59%	December 10, 2013
Cambria Value and Momentum ETF	0.59%	December 10, 2013
Cambria Global Asset Allocation ETF	0.00%	September 16, 2014
Cambria Managed Futures Strategy ETF	0.59%	March 8, 2016
Cambria Tail Risk ETF	0.59%	March 8, 2016
Cambria Risk Parity ETF	0.59%	March 8, 2016
Cambria Endowment and Family Office ETF	0.59%	March 8, 2016
Cambria Omaha ETF	0.59%	March 8, 2016
Cambria Trendfollowing ETF	0.59%	March 8, 2016
Cambria Long Short ETF	0.59%	March 8, 2016
Cambria Core Equity ETF	1.05%	May 22, 2017
Cambria Covered Call Strategy ETF	0.85%	February 5, 2018